# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Regional Management Corp., CIK 0001519401
CUSIP: 75902K106
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 979 BATESVILLE ROAD, Suite B, GREER, South Carolina (SC), 29651
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001654954-23-000260
Filed by CIK 0001802986

## Reporting persons
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 899,026; shared voting power 0; sole dispositive power 899,026; shared dispositive power 0; aggregate amount beneficially owned 899,026 (9.1% of the class)
- Forager Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 899,026; shared voting power 0; sole dispositive power 899,026; shared dispositive power 0; aggregate amount beneficially owned 899,026 (9.1% of the class)
- Kissel Edward Urban: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 899,026; sole dispositive power 0; shared dispositive power 899,026; aggregate amount beneficially owned 899,026 (9.1% of the class)
- MacArthur Robert Symmes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 899,026; sole dispositive power 0; shared dispositive power 899,026; aggregate amount beneficially owned 899,026 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Regional Management Corp.
Address of issuer's principal executive offices: 979 BATESVILLE ROAD, Suite B, GREER, SOUTH CAROLINA, 29651.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Forager Fund, LP, a Delaware limited partnership (the "Fund"), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the "General Partner"), Edward Kissel and Robert MacArthur (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
Citizenship: The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons, in the aggregate, beneficially own 899,026 shares of Common Stock of the Issuer.
Percent of class: 9.1%. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 9,831,461 shares of the Common Stock issued and outstanding as of February 19, 2025, as reported in the annual report of the Issuer on Form 10-K for its fiscal year ended December 31, 2024.
Sole power to vote or to direct the vote: Each of the Fund and the General Partner has the sole power to vote or to direct the vote of 899,026 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: Each of the Fund and the General Partner has the shared power to vote or to direct the vote of 0 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to vote or to direct the vote of 899,029 shares of Common Stock.
Sole power to dispose or to direct the disposition: Each of the Fund and the General Partner has the sole power to dispose or to direct the disposition of 899,026 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: Each of the Fund and the General Partner has the shared power to dispose or to direct the disposition of 0 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to dispose or to direct the disposition of 899,029 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (05/15/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (05/15/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Director (05/15/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Managing Partner (03/31/2025)